THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

1980 FESTIVAL PLAZA DRIVE, SUITE 530

LAS VEGAS, NEVADA 89135

(702) 524-9151

tccesq@aol.com

February 19, 2020

Chris Edwards

Division of Corporate Finance, Office of Life Sciences

US Securities and Exchange Commission

Washington, DC 20549

Re: Limitless Venture Group, Inc.

Amendment No. 1 to the Offering Statement on Form 1-A

Filed January 30, 2019

File No. 024-11128

Dear Mr. Edwards:

The undersigned counsel represents the interests of Limitless Venture Group, Inc. We are in receipt of your comment letter dated February 7, 2020, and have the following responses:

Amendment No. 1 to the Offering Statement on Form 1-A

Distribution Spread, page 4

1. Please revise footnote four to the table to reflect that the shares are being offered pursuant to Regulation A for Tier 1 offerings as opposed to Tier 2 offerings. Please make a similar revision to footnote five to the table in the Use of Proceeds section.

Answer: Footnote four to the table, as well as footnote 5 in the Use of Proceeds section, have been amended as requested.

Executive Compensation, page 33

5. We reissue comment number five in part. Please provide executive compensation information for the fiscal year ended June 30, 2019. In addition, it appears that 500 million options were granted pursuant to the 2019 Stock Incentive Plan that should be included in the Summary Compensation Table. Please revise the table to include this information or advise us as to why you do not believe it is required.

Answer: The executive compensation information for the fiscal year ended June 30, 2019 has been included, and the Summary Compensation Table has been amended to include the 500 million options granted.

General

3. We note your response to prior comment number 1. Please revise the disclosure throughout the offering statement to remove references to the mandatory arbitration provision.

Answer: The offering statement has been revised to remove all mention of the mandatory arbitration provision.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook, Esq.

Thomas C. Cook, Esq.